

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 28 2011 WASH PROCESSING SECTION

SEC FILE NUMBER
8 – 66321

✱KH 3/8



11018924

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING _____12/31/10_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

   CYPRESS PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   52 VANDERBILT AVENUE, SUITE 902
   _____
                        (No. And Street)

NEW YORK,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   KEVIN M. SWEENEY   (212) 682-2222
   _____
                                                                   (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

   FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
   _____
                  (Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
   ☑ Certified Public Accountant
   ☐ Public Accountant   **PUBLIC**
   ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

AB 3/15

OATH OR AFFIRMATION

I, _____ KEVIN M. SWEENEY _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ CYPRESS PARTNERS, LLC _____ , as of

_____ DECEMBER 31, 2010 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

Sworn to and subscribed
before me this
3rd day of Feb, 2011

_____
Notary Public

_____
Signature

CFO & COO
Title

SHARON JONES
Notary Public, State of New York
No. 01JO5023034
Qualified in New York County
Commission Expires 1/31/2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
  Cypress Partners, LLC (D/B/A Cypress Associates, LLC)

We have audited the accompanying statement of financial condition of Cypress Partners, LLC (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cypress Partners, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 22, 2011

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

A S S E T S

Cash	$ 88,253
Investment	5,000
Accounts receivable	14,345
TOTAL ASSETS	**$ 107,598**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable	$ 4,500
Total Liabilities	$ 4,500

Member's Equity:

Member's Equity	103,098
Total Member's Equity	103,098
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 107,598**

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND OPERATIONS

Cypress Partners, LLC (D/B/A Cypress Associates, LLC) (the "Company"), a Connecticut limited liability company doing business in New York, was formed on October 1, 2003. The Company is a limited purpose broker-dealer that serves as a placement agent for private placements and direct participation programs. The Company also acts as a consultant for companies seeking to raise capital through private offerings, or through mergers and acquisitions. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which requires the use of estimates.

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on the Company's income or loss. However, the Company is subject to New York City Unincorporated Business Tax and a provision was included on the statement of income.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy (continued)

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2010.

At December 31, 2010, the Company had investments in securities in the aggregate amount of $5,000 which were valued using Level 3 inputs.

NOTE 3.   NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital as defined, of $83,753 which was $78,753 in excess of its required net capital of $5,000.

NOTE 4.   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

NOTE 4. SIGNIFICANT GROUP CONCENTRATION OF RISK (continued)

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2010, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 5. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 22, 2011, which is the date the financial statements were available to be issued, and no events have been identified which require disclosure.